UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38748

MOGU Inc.

Huanglong Wanke Center, 23/F

Building No. G

No. 77 Xueyuan Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Chairman and Chief Executive Officer

Date: June 7, 2022

Exhibit Index

Exhibit 99.1—Press Release: MOGU Announces Unaudited Financial Results For the Six Months Ended March 31, 2022 and Fiscal Year 2022